                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                   Under The Securities Exchange Act Of 1934
                              (Amendment No. 1)*


                          Dal-Tile International Inc.
                               (Name Of Issuer)
                    Common Stock, $0.01 par value per share
                        (Title Of Class Of Securities)
                                  23426R 10 8
                                (CUSIP Number)

         Frank A. Riddick, III                      David D. Wilson
  c/o Armstrong World Industries, Inc.      c/o Armstrong Enterprises, Inc.
        313 West Liberty Street                 313 West Liberty Street
             P.O. Box 3001                           P.O. Box 3001
       Lancaster, PA  17604-3001               Lancaster, PA  17604-3001
             (717) 397-0611                          (717) 397-0611

                 (Name, Address And Telephone Number Of Person
               Authorized To Receive Notices And Communications)

                                March 31, 1997
            (Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP No. 23426R 10 8

1.   Name of Reporting Person, S.S. or I.R.S. Identification Nos. of Above
     Persons:

     Armstrong Enterprises, Inc.

2.   Check the Appropriate Box if a Member of a Group:

     (a) [ X ]

     (b)

3.   SEC Use Only

4.   Source of Funds:  WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]

6.   Citizenship or Place of Organization:  Vermont



                                    7.  Sole Voting Power:  18,365,822
          Number of Shares
             Beneficially           8.  Shared Voting Power:  N/A
              Owned by
           Each Reporting           9.  Sole Dispositive Power:  18,365,822
              Person
               with                 10.  Shared Dispositive Power:  N/A

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 18,365,822

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [__]

13.  Percent of Class Represented by Amount in Row (11):  34.4%

14.  Type of Reporting Person (See Instructions):  CO

     CUSIP No. 23426R 10 8

1.   Name of Reporting Person, S.S. or I.R.S. Identification Nos. of Above
     Persons:

     Armstrong World Industries, Inc.

2.   Check the Appropriate Box if a Member of a Group:

     (a) [ X ]

     (b)

3.   Sec Use Only

4.   Source of Funds:  AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e): [ ]

     Citizenship or Place of Organization:  Pennsylvania

                                    7.  Sole Voting Power:  18,365,822
          Number of Shares
             Beneficially           8.  Shared Voting Power:  N/A
              Owned by
           Each Reporting           9.  Sole Dispositive Power:  18,365,822
              Person
               with                 10.  Shared Dispositive Power:  N/A

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 18,365,822

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [__]

13.  Percent of Class Represented by Amount in Row (11):  34.4%

14.  Type of Reporting Person:  CO

     The Schedule 13D previously filed by the Reporting Persons (as hereinafter defined) is amended and restated to read in its entirety as follows:

Item 1.  Security and Issuer.

     This report is Amendment No. 1 to the Schedule 13D filed by Armstrong Enterprises, Inc. ("Enterprises"), a Vermont corporation, and Armstrong World Industries, Inc., a Pennsylvania corporation ("Armstrong") (collectively the "Reporting Persons"), on August 27, 1996, with respect to shares of common stock, $0.01 par value per share (the "Common Stock"), of Dal-Tile International Inc. ("Dal-Tile"). Dal-Tile's principal executive office is located at 7834 Hawn Freeway, Dallas, Texas 75217. Information regarding each of the Reporting Persons is set forth below.

Item 2.  Identity and Background.

     (a) Enterprises is a wholly owned subsidiary of Armstrong. By virtue of its control of Enterprises, Armstrong may be deemed to have beneficial ownership of shares of Dal-Tile Common Stock beneficially owned by Enterprises.

     (b) - (c) Enterprises' principal business is to act as a direct subsidiary holding company for certain investments of Armstrong. Enterprises' principal executive offices are located at 128 Prim Road, P.O. Box 545, Colchester, Vermont 05446.

     Armstrong is a manufacturer and marketer of branded products and services that are distinguished by design and/or function for use in finishing the interiors of residential and commercial buildings worldwide. Those products include: floor covers, ceilings and adhesives. Armstrong also manufactures and markets certain industrial products, including insulation and gasketing materials. As more fully described in this Amendment, Armstrong also has a minority interest in Dal-Tile. Armstrong's principal executive offices are located at 313 West Liberty Street, P.0, Box 3001, Lancaster, Pennsylvania 17604-3001.

     (d) - (e) Neither Enterprises nor Armstrong has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Enterprises nor Armstrong has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     This Amendment relates to the purchase by Enterprises of an additional 851,875 shares of Dal-Tile Common Stock (the "Shares") since the initial
Schedule 13D was filed by the Reporting Persons. The dates on which such Shares were purchased, the number of shares purchased on such dates and the purchase prices for such Shares is set forth on Schedule A hereto. The Shares were acquired pursuant to an agreement between Dal-Tile, AEA Investors, Inc., and DTI Investors LLC, a Delaware limited liability company ("DTI Investors") on the one hand, and Enterprises, Armstrong, and Armstrong Cork Finance Corporation, a Delaware corporation

("ACFC"), on the other hand, dated July 15, 1996 (the "Agreement"). The source of funds for the aggregate $15,000,163 paid by Enterprises for the Shares pursuant to the Agreement was funds available from working capital.

Item 4.  Purpose of Transaction.

     The shares of Dal-Tile Common Stock currently owned by Enterprises, including the Shares, were acquired and are being held for investment purposes. Enterprises and Armstrong intend, from time to time, to review their investment in Dal-Tile on the basis of various factors, including Dal-Tile's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Dal-Tile's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Enterprises and Armstrong will take such actions in the future as Enterprises and Armstrong may deem appropriate in light of the circumstances existing from time to time. Enterprises or Armstrong may, from time to time, purchase additional Common Stock in open market transactions, in privately negotiated transactions, or otherwise. As a result of such purchases, Enterprises and/or Armstrong may acquire control of Dal-Tile. Similarly, Enterprises or Armstrong may determine to dispose of some or all of Dal-Tile's securities currently owned by it or otherwise acquired by it, either in the open market (subject to applicable legal restrictions), or in registered or private transactions. Neither Enterprises nor Armstrong presently has any plans or intentions to acquire additional Dal-Tile securities. The foregoing is subject in its entirety to the terms of the Shareholders Agreement described in
Item 6 below.

     Except as set forth above, neither Enterprises nor Armstrong has any plans or proposals which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) In computing the percentage of ownership of Common Stock for the purposes of this Amendment to Schedule 13D, Enterprises and Armstrong have relied on Dal-Tile's Annual Report on Form 10-K for the year ended December 31, 1996, in which Dal-Tile reports that there are 53,435,101 shares of Common Stock outstanding. As of the date hereof, Enterprises is the beneficial owner of 18,365,822 shares of Common Stock, or 34.4% of the outstanding Common Stock of Dal-Tile. For purposes of Rule 13d-3 of the Exchange Act, Armstrong, as the sole shareholder of Enterprises, may also be deemed the beneficial owner of such 18,365,822 shares of Common Stock.

     Of the 18,365,822 shares of Common Stock beneficially owned by Enterprises
(i) 16,799,661 shares were acquired upon the consummation of the business combination of Dal-Tile and American Olean Tile Company, Inc., a Pennsylvania corporation, on December 29, 1995 (giving effect to the recapitalization of Dal-
Tile), (ii) 714,286 shares were acquired on August 19, 1996 by direct placement pursuant to the Agreement, and (iii) 851,875 shares were acquired in open market transactions between November 22, 1996 and April 2, 1997, as more fully described on Schedule A hereto.

     (b) Enterprises has the sole power to vote and dispose of the Shares. Armstrong, as sole shareholder of Enterprises, may also be deemed to have the sole power to vote and dispose or the Shares.

     (c) Except as described on Schedule A hereto, neither Enterprises nor Armstrong has effected any transactions in the Common Stock of Dal-Tile during the past sixty (60) days.

     (d) To the knowledge of Enterprises and Armstrong, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Enterprises and Armstrong.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to a Shareholders Agreement dated as of December 29, 1995 (the "Shareholders Agreement") among Dal-Tile and AEA Investors, Inc. ("AEA") (the obligations of which were assumed by DTI Investors pursuant to the Agreement), on the one hand, and Armstrong, Enterprises and ACFC on the other hand, each of DTI Investors and Armstrong agreed to vote shares of Dal-Tile Common Stock owned or controlled by it to effectuate the provisions of the Shareholders Agreement, including the election as directors of Dal-Tile of (i) six individuals designated by DTI Investors, (ii) three individuals designated by Armstrong, and
(iii) the chief executive officer of Dal-Tile. Acting pursuant to the Shareholders Agreement, DTI Investors and Armstrong have sufficient voting power to control the election of directors. The right and obligation of DTI Investors and Armstrong to designate directors is subject to change in certain events described in the Shareholders Agreement.

     The Shareholders Agreement also contains provisions (i) granting to the parties thereto, in certain circumstances, demand and piggyback registration rights under the Securities Act of 1933, as amended, with respect to the Common Stock of Dal-Tile held by them, and (ii) prohibiting DTI Investors and Armstrong, without the consent of the other, from acquiring or proposing to acquire additional shares of Common Stock until the earlier to occur of (x) the third anniversary of the initial public offering of Dal-Tile's Common Stock, and
(y) the sale by DTI Investors or Armstrong (or Armstrong's subsidiaries, including Enterprises) of 25% or more of the Common Stock owned by DTI
Investors or Armstrong and its subsidiaries, as the case may be, as of December 29, 1995.

     Under the Shareholders Agreement, Dal-Tile and its subsidiaries are prohibited from engaging in, without the approval of a majority (including at least one Armstrong designee) of the Board of Directors of Dal-Tile, any sale or transfer to a third party, by merger or otherwise (in one transaction or a series of related transactions), of any subsidiary of Dal-Tile or assets of Dal-Tile which involves more than 20% of the total assets of the Dal-Tile and its subsidiaries, taken as a whole on a cumulative basis, excluding, however, such dispositions in the ordinary course of business (including, but not limited to, sales of inventory and finished goods), and excluding the sale of all or substantially all of the stock or assets of Dal-Tile.

     The foregoing summary of certain provisions of the Shareholders Agreement is qualified by reference to the Shareholders Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein.

     Except for the Shareholders Agreement described above, neither Enterprises nor Armstrong has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of Dal-Tile.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.  -  Joint Filing Agreement..... Incorporated by reference from
                                           Exhibit 1 to Schedule 13D filed by
                                           Armstrong and Enterprises on August
                                           27, 1996.

Exhibit 2.  -  Shareholders Agreement..... Incorporated by reference from
                                           Exhibit 10.6 to Dal-Tile's Annual
                                           Report on Form 10-K filed for fiscal
                                           year ended December 31, 1995.

Exhibit 3.  -  Agreement.................. Incorporated by reference from
                                           Exhibit 10.17 to Amendment No. 2 to
                                           Dal-Tile's Registration Statement on
                                           Form S-1 filed August 8, 1996.

                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.

DATE: April 7, 1997             ARMSTRONG ENTERPRISES, INC.

                                By:  /s/ David D. Wilson
                                   ----------------------------------
                                    David D. Wilson,
                                    Vice President and Secretary


                                ARMSTRONG WORLD INDUSTRIES, INC.


                                By:  /s/ Frank A. Riddick, III
                                   ----------------------------------
                                    Frank A. Riddick, III,
                                    Senior Vice President, Finance and Chief
                                    Executive Officer

                                  SCHEDULE A

                             OPEN MARKET PURCHASES

                           OF DAL-TILE COMMON STOCK


              NUMBER OF   PRICE
               SHARES      PER    SETTLEMENT
 TRADE DATE   PURCHASED   SHARE      DATE
  11/22/96       25,000  $20.250   11/27/96
  11/25/96       33,000   20.250   11/29/96
  11/26/96      100,000   20.500   12/02/96
  12/02/96      100,000   21.000   12/05/96
  02/27/97        1,000   17.875   03/04/97
  02/28/97       21,100   18.000   03/05/97
  02/28/97      100,000   17.750   03/05/97
  03/04/97       10,000   17.750   03/07/97
  03/06/97        5,000   17.875   03/11/97
  03/06/97       10,000   17.750   03/11/97
  03/20/97        5,000   18.875   03/25/97
  03/20/97        2,400   18.750   03/25/97
  03/20/97        2,600   18.625   03/25/97
  03/21/97          200   18.750   03/26/97
  03/25/97          400   18.750   03/31/97
  03/31/97      354,900   15.750   04/03/97
  04/01/97       81,000   15.625   04/04/97
  04/02/97          275   15.500   04/07/97
              ----------
   TOTAL        851,875